EXHIBIT 77c
                 MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

An election of the Shareholders of Fountain Kaleidoscope Fund and Fountainhead Special Value Fund, each a series Forum Funds (the "Trust"), was held on September 19, 2001 for the purpose of approving each Funds' Investment Advisory Agreement ("Agreement") between the Trust and King Investment Advisers, Inc. The shareholders voted to approve the Agreement.